Our File No.: 4217.000 March 15, 2024	Edward L. Mayerhofer Direct: 604.331.9543 Email: elm@mortonlaw.ca

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:	John Coleman
Karl Hiller

Dear Sirs:

Re:	Scandium International Mining Corp. (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 7, 2023 File No. 000-54416

We are writing to advise that the Company requires additional time to prepare a response to your letter dated March 1, 2024. The Company anticipates filing the response along with a draft Form 10-K/A on or around March 22, 2024.

We trust the foregoing to be satisfactory. Should you have any questions or comments regarding the above, please do not hesitate to contact the undersigned or Carolyn Tam, paralegal (604-331-9541).

Yours truly,

MORTON LAW LLP

“Edward L. Mayerhofer”

Per:         Edward L. Mayerhofer

ELM/ct